UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                                                                               FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                              Commission File Number   0001100663

                                                        Issuer: iShares Trust
                                                         Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)
--------------------------------------------------------------------------------
Address: 400 Howard Street
                       San Francisco, CA 94105
Telephone number: (415) 670-2000
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
--------------------------------------------------------------------------------
Units of beneficial interest, no par value per share (See exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]7 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[x]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 27, 2016                                                       By /s/ Jack Gee                                                      Treasurer and Chief Financial Officer
        Date                                                                                 Name                                                                                Title

(1)Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares 0-5 Year Investment Grade Corporate Bond ETF	NYSE Arca, Inc.	46-3348591
iShares 20+ Year Treasury Bond ETF	NYSE Arca, Inc.	94-3405395
iShares Asia 50 ETF	NYSE Arca, Inc.	26-0711133
iShares Core MSCI Total International Stock ETF	NYSE Arca, Inc.	46-1051385
iShares Global Infrastructure ETF	NYSE Arca, Inc.	26-0711518
iShares Morningstar Mid-Cap Value ETF	NYSE Arca, Inc.	57-1201435
iShares MSCI Brazil Small-Cap ETF	NYSE Arca, Inc.	27-1829356
iShares MSCI China ETF	NYSE Arca, Inc.	27-4611566
iShares MSCI EAFE Small-Cap ETF	NYSE Arca, Inc.	26-1185867
iShares MSCI New Zealand Capped ETF	NYSE Arca, Inc.	27-1829509